Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-88826


                              PROSPECTUS SUPPLEMENT
                      (TO PROSPECTUS DATED AUGUST 2, 2002)

                        2,437,488 SHARES OF COMMON STOCK

                        AIR PACKAGING TECHNOLOGIES, INC.

     The stockholders of Air Packaging Technologies, Inc. listed below in the section entitled "Selling Stockholders and Plan of Distribution" may offer and sell from time to time shares of our common stock under this prospectus. These shares include a maximum of 1,781,821 shares of common stock which may be acquired by these stockholders by electing the conversion and exercise provisions related to our 8% convertible debentures and related warrants, 204,000 shares issuable pursuant to other outstanding warrants, 385,000 previously issued shares, and a maximum of 66,667 issuable if Air Packaging chooses to pay the interest on the 8% debentures in shares rather than in cash. The maximum number of shares of common stock which may be resold under this prospectus is 2,437,488 shares.

     Although we will be entitled to receive proceeds in the amount of $235,987 from the exercise of the warrants by the selling stockholders, we will not receive any part of the proceeds from conversion of the outstanding convertible debentures.

     Our common stock is traded on the OTCBB operated by the NASD, under the trading symbol "AIRP". On October 23, 2002, the last reported sales price of our common stock on the OTCBB was $0.09.

     You should read this prospectus supplement in conjunction with the related prospectus carefully before you invest. This prospectus supplement is qualified by reference to the related prospectus, except to the extent that the information in this prospectus supplement supercedes the information contained in the related prospectus.


The purchase of our securities involves a high degree of risk. See "risk factors," at page five, for a discussion of many matters that you should consider before purchasing our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


           The date of this prospectus supplement is October 24, 2002

                              PROSPECTUS SUPPLEMENT

                                TABLE OF CONTENTS

                                                                            Page

Description Of Amendments To The Debentures                                   2

Risk Factors                                                                  3

Information On Securities Being Registered In This Registration               4

Selling Shareholders                                                          4

Description Of Securities Of Air Packaging                                    5

Shares Eligible For Future Sale                                               5




                   DESCRIPTION OF AMENDMENTS TO THE DEBENTURES


     The terms of the 8% convertible debentures issued to selling shareholders Palisades Equity Fund LP, OTC Opportunities Limited, and Prestige Underwriters NV were amended between these selling shareholders and Air Packaging on October 23, 2002. As they relate to this prospectus, the amendments lowered the floor conversion price of $0.33 per share to $0.15 per share with a provision to lower it to $0.10 per share under certain conditions. As a result, effective October 23, 2002, these selling shareholders may convert their debentures into common stock at any time, subject to certain limitations, at a discount of the lesser of $0.45 or 80% of the average of the 3 lowest closing bid prices of our common stock during the 10 business days immediately preceding the date notice of conversion is given to us by the holder with a minimum exercise price of $0.15, subject to adjustment to $0.10 under certain conditions. The closing bid price on October 23, 2002 was $0.08.

     In addition, the amendments committed Air Packaging to registering additional shares in a separate registration or registrations under certain conditions and to obtain approval of the shareholders of Air Packaging to increase the authorized but unissued shares of Air Packaging to reserve sufficient shares for issuance to reflect the reduction of the floor conversion price and it modified an agreement by the unrelated holders of $2,500,000 in secured convertible debentures that they not convert, exchange or exercise their debentures at less than $0.33 per share by reducing this to $0.15, subject to adjustments.


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

                                  RISK FACTORS


     The "Risks Related to this Offering" Section of the "Risk Factors" in the related prospectus has been deleted in its entirety and replaced with the following:

Risks Related to this Offering

The Issuance of Stock Pursuant to the Conversion of the 8% Convertible Debentures May Substantially Dilute the Interests of Other Security Holders Because the Number of Shares the Company Will Issue Upon Conversion Will Depend Upon the Trading Price of Our Common Stock At the Time of Conversion If the Trading Price is Less Than the Set Price of the Debenture.

     We are registering 1,515,153 shares of the common stock issuable under our 8% convertible debentures and warrants issued to Palisades Equity Fund LP, Prestige Underwriters NV, and OTC Opportunities Limited. See "SELLING PERSONS AND PLAN OF DISTRIBUTION". The conversion price on the debentures and the exercise prices of the warrants could be lower than the trading price of our common stock from time to time. The holders of our 8% convertible debentures may elect to convert the debentures into shares of our common stock at any time, subject to certain limitations, at a discount of the lesser of the lesser of $0.45 or 80% of the average of the 3 lowest closing bid prices of our common stock during the 10 business days immediately preceding the date notice of conversion is given to us by the holder, subject to a minimum conversion price of $0.15 that may be adjusted to $0.10 under certain conditions. The table set forth below outlines the number of shares of common stock that would be issuable upon conversion in full of the debentures at several hypothetical conversion prices. The table also sets forth the total number of shares the holders of the 8% convertible debentures would beneficially own, in the aggregate, at such hypothetical adjustment prices upon conversion of all of the 8% Convertible Debentures, and assuming exercise in full of the warrants, and the percentage that such shares would constitute of our resulting outstanding common stock, assuming the investors had not purchased or sold any of our securities.

               Shares Issuable    Shares                      Total Shares as a
Hypothetical   Under              Issuable     Total Shares   Percent of
Conversion     Convertible        Under        Issuable to    Outstanding
Price (1)      Debentures (1)     Warrants     Investors      Stock (2)
------------   --------------     --------     -----------    -----------------

 $0.45          1,111,112         266,668        1,377,780       8.9%
 $0.25          2,000,000         266,668        2,266,668      15.1%
 $0.15          3,333,334         266,668        3,600,002      22.1%

--------------------------------------------------------------------------------

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

     (1) Assumes conversion in full of all $500,000 principal amount of convertible debentures at the hypothetical conversion price set forth above. Assumes interest is paid in cash and not in shares of common stock.

     (2) Based on 12,704,175 shares of common stock outstanding on August 30, 2002, plus the shares issuable to the investors under the debentures and the warrants shown above.


The Sale of Material Amounts of the Company's Common Stock Could Reduce the Price of Its Common Stock and Encourage Short Sales.

     If the holders of the convertible debentures elect to convert the debentures into common stock and to sell the common stock, the Company's common stock price may decrease due to the additional shares in the market. This may encourage short sales, which could place further downward pressure on the price of the Company's common stock. In addition, this registration only registers the number of shares that would be required if the conversion price, at the time of conversion, is $0.33 per share. Because of the amendment to the Debentures, the $0.33 floor price has been lowered to $0.15, subject to a further lowering to $0.10 under certain circumstances. In the event the conversion price on the date of conversion is less than $0.33, the Company may be obligated, under certain circumstances, to register for sale additional shares in an additional registration or registrations which could place even further downward pressure on the price of the Company's common shares. (see "DESCRIPTION OF AMENDMENTS TO THE DEBENTURES"). The closing bid price on October 23, 2002 was $0.08.


        INFORMATION ON SECURITIES BEING REGISTERED IN THIS REGISTRATION

     The first paragraph of this section in the related prospectus should be read in conjunction with the above section entitled "DESCRIPTION OF AMENDMENTS TO THE DEBENTURES". Specifically all references to a minimum exercise price of the debentures at $0.33 per share are no longer correct as the minimum exercise price has been reduced to $0.15, subject to a further decrease to $0.10 under certain circumstances.


                              SELLING SHAREHOLDERS

         On September 23, 2002, the terms of the debentures were amended as described in "Description of Amendments to the Debentures" above. As a result of such amendments, footnotes 1 and 2 of the selling shareholders table have been amended to read as follows:

(1) Assumes the sale of all shares offered by this prospectus. As to Palisades Equity Fund LP, OTC Opportunities Limited, and Prestige Underwriters NV, assumes total conversion of the debentures held by them at $0.33 per share which was the floor conversion price prior to the September 23, 2002 amendment. After this amendment, the actual number of shares issuable upon conversion of the convertible debentures, and any payment of interest made thereon depends on factors we cannot predict at this time, including the times at which the selling shareholders may elect to convert the debentures and the market price of our common stock at such times.

(2) Assumes total conversion of debentures held by Palisades Equity Fund LP, OTC Opportunities Limited, and Prestige Underwriters NV at $0.33 per share, payment of interest in shares, and total exercise of the warrants and options issued the selling shareholders.




                   DESCRIPTION OF SECURITIES OF AIR PACKAGING


     This section in the related prospectus should be read in conjunction with the above section entitled "DESCRIPTION OF AMENDMENTS TO THE DEBENTURES". Specifically all references to a minimum exercise price of the debentures at $0.33 per share are no longer correct as the minimum exercise price has been reduced to $0.15, subject to a further decrease to $0.10 under certain circumstances. In addition, all references to a minimum conversion price of $0.33 on other debentures, as agreed to by the holders thereof, are no longer correct as the amendment reduced the exercise price on these as well.


                         SHARES ELIGIBLE FOR FUTURE SALE


     This section in the related prospectus should be read in conjunction with the above section entitled "DESCRIPTION OF AMENDMENTS TO THE DEBENTURES". In particular, an investor should note that all references to shares that would be outstanding if all debentures, warrants, and options are converted or exercised, assume a minimum conversion price of $0.33 per share as to the outstanding convertible debentures. As of October 23, 2002 the minimum conversion price was reduced to $0.15, subject to a further decrease to $0.10 under certain circumstances. Thus, the actual number of shares issuable upon conversion of the convertible debentures depends on factors we cannot predict at this time, including the times at which the debenture holders may elect to convert the debentures and the market price of our common stock at such times.




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